Exhibit 99.1

The Results of Annual General Meeting of Shareholders for the FY2019

On March 26, 2020, Shinhan Financial Group held the Annual General Meeting of Shareholders (hereafter “AGM”) for the FY2019, and all five agendas listed below were approved as originally proposed.

Agenda:

1)	Approval of Financial Statements (Including Statements of Appropriation of Retained Earnings) for fiscal year 2019 (January 1, 2019 - December 31, 2019)

2)	Approval of Revision to Articles of Incorporation

3)

Election of Directors (1 Executive Director, 1 Non-Executive Director, 6 Outside Directors)
3-1) Executive Director Candidate : Mr. Cho Yong-byoung
3-2) Non-Executive Director Candidate : Mr. Philippe Avril
3-3) Outside Director Candidate : Mr. Park Ansoon
3-4) Outside Director Candidate: Mr. Park Cheul
3-5) Outside Director Candidate: Ms. Yoon Jaewon
3-6) Outside Director Candidate: Mr. Jin Hyun-duk
3-7) Outside Director Candidate: Mr. Choi Kyong-rok
3-8) Outside Director Candidate: Mr. Yuki Hirakawa

4)	Election of Audit Committee Members (2 members)

4-1) Audit Committee Member Candidate: Ms. Yoon Jaewon
4-2) Audit Committee Member Candidate: Mr. Lee Yoon-jae

5)	Approval of the Maximum Limit on Director Remuneration

The AGM of Shinhan Financial Group also approved cash dividend payment for the fiscal year of 2019 as follows:

- Dividend amount for common stocks: KRW 851,587,421,250 (KRW 1,850 per share)
- Dividend amount for convertible preferred stocks: KRW 32,341,700,000 (KRW 1,850 per share)

For the details of the originally proposed agenda, please refer to our Convocation Notice of the 19th Annual General Meeting of Shareholders, which was reported as a current report on Form 6-K on March 5, 2020